SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>May 15, 2003</u>

DEVELOPERS DIVERSIFIED REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	1-11690	34-1723097
(State or other Jurisdiction or incorporation)	(Commission File Number)	(IRS Employer Identification Number)

<u>3300 Enterprise Parkway, Beachwood, Ohio 44122</u>

Registrant's telephone number, including area code <u>(216) 755-5500</u>

<u>N/A</u>
(Former name of former address, if changed since last report)

TABLE OF CONTENTS

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

This Current Report on Form 8-K is being filed to update the pro forma financial information for the three month period ended March 31, 2003 for the acquisition of JDN Realty Corporation ("JDN"). The terms of the merger and the audited statements of JDN were filed on the Company's Current Report of Form 8-K dated January 2, 2003 and filed on March 19, 2003.

Financial Statements

- None of the other properties acquired in 2003, individually or in the aggregate, constitute a "significant subsidiary" pursuant to the S-X rules.

Pro Forma Financial Information (unaudited)

Unaudited pro forma financial information for the Company is presented as follows:

- Pro forma condensed consolidated statements of operations for the three month period ended March 31, 2003

- Pro forma condensed consolidated statements of operations for the year ended December 31, 2002

Exhibits

(12)   Calculation of Ratio of Earnings to Fixed Charges and Preferred Dividends

DEVELOPERS DIVERSIFIED REALTY CORPORATION
INDEX TO FINANCIAL STATEMENTS
March 31, 2003

F-1

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For The Three Month Period Ended March 31, 2003

(In thousands, except share and per share data)
(Unaudited)

	Company Historical	JDN (a)	Pro Forma Adjustments (Unaudited)	Company Pro Forma (Unaudited)
Revenues from rental properties	$ 95,329	$ 21,306	$ —	$116,635
Management fees and other income	8,062	471		8,533
	103,391	21,777		125,168
Operating and maintenance	13,190	3,044		16,234
Real estate taxes	12,206	2,009		14,215
Depreciation and amortization	20,038	4,560	(119)(b)	24,479
General and administrative	7,724	3,926	— (c)	11,650
Interest	19,083	6,335	(1,755)(d)	23,663
Transaction expenses and other	—	15,355	— (c)	15,355
	72,241	35,229	(1,874)	105,596
Income before equity in net income of joint ventures, gain on disposition of real estate and real estate investments and minority interests	31,150	(13,452)	1,874	19,572
Equity in net income of joint ventures	10,099	281		10,380
Gain on disposition of real estate and real estate investments	200	9,975		10,175
Minority interests	(3,064)	(32)		(3,096)
Income (loss) from continuing operations	38,385	(3,228)	1,874	37,031
Preferred dividends	(11,875)	(945)	945 (e)	(12,820)
	—	—	(945)(e)	—
Income (loss) applicable to common shareholders from continuing operations	$ 26,510	$ (4,173)	$ 1,874	$ 24,211
Per share data:				
Basic earnings per share data:				
Income applicable to common shareholders from continuing operations	$ 0.38			$ 0.29(f)
Diluted earnings per share data:				
Income applicable to common shareholders from continuing operations	$ 0.37			$ 0.28(f)
Weighted average number of common shares (in thousands):				
Basic	70,087			84,479
Diluted	71,218			85,610

F-2

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Month Period Ended March 31, 2003 (continued)

(In thousands, except share and per share data)
(Unaudited)

(a) Results of JDN for the period January 1, 2003 through March 12, 2003, the date preceding the merger, as recorded in historical records.

(b) To reflect depreciation expense utilizing a 31.5 year life for buildings. Depreciation expense is calculated based on a preliminary purchase price allocation. The adjustment is calculated as follows:

Fair market value of real estate assets	$1,076,410
Less: Non-depreciable real estate assets	(405,005)
Depreciable buildings and improvements	$ 671,405
Depreciation expense based on 31.5 year life through the date of the Merger	$ 4,441
Less: Depreciation expense recorded by JDN	(4,560)
Depreciation expense adjustment	$ (119)

The allocation of the fair market value of real estate assets between buildings and improvements and non-depreciable real estate, principally land, is preliminary and based upon certain estimates.

(c) DDR's management has estimated there will be a reduction of general and administrative expense as a result of the merger of approximately $1.4 million on a pro forma basis. In addition, DDR's management believes that the transaction costs and other costs of approximately $15.4 million incurred by JDN are not indicative of the operations of the business. The general and administrative expense and settlement expense savings have not been included in the pro forma condensed consolidated statements of operations. There can be no assurance that DDR will be successful in realizing anticipated costs savings.

(In thousands, except share and per share data)
(Unaudited)

(d)   Reflect the decrease in interest expense as follows:

Elimination of JDN's amortization of mortgage procurement costs	$ (411)
Estimated interest savings due to DDR's lower borrowing costs	(501)
Amortization of excess fair value over historical costs of debt assumed	(843)
	$(1,755)

Assumes utilization of DDR's revolving credit facilities which bear interest at LIBOR plus 100 basis points compared to JDN's secured revolving credit facility which bore interest at LIBOR plus 212.5 basis points creating an interest savings of approximately $0.5 million, based on JDN's estimated average outstanding borrowings of approximately $229 million. Interest assumed to be capitalized is not considered material. DDR refinanced amounts outstanding under JDN's secured revolving credit facility at the time of the merger.

Since the interest rate on the revolving credit facilities is based on a spread over LIBOR, the rates will periodically change. If the interest rate on the revolving credit facilities increases or decreases by 12.5 basis points, the following adjustment would be made to interest expense.

Adjustment to annual interest expense if rate increases 12.5 basis points	$ 62
Adjustment to annual interest expense if rate decreases 12.5 basis points	$(62)

(e)   Reflects (i) the elimination of the dividend on the 2,000,000 JDN 9 3/8% Series A Cumulative Redeemable Preferred Shares which were exchanged for 2,000,000 DDR 9-3/8% Cumulative Redeemable Voting Preferred Shares and (ii) the corresponding dividends assumed to be paid on the 2,000,000 DDR 9-3/8% Cumulative Redeemable Voting Preferred Shares.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Month Period Ended March 31, 2003 (continued)

(In thousands, except share and per share data)
(Unaudited)

(f)   Pro forma income per common share is based upon the weighted-average number of DDR common shares assumed to be outstanding at March 31, 2003, which includes approximately 18.0 million common shares of DDR issued in conjunction with the merger.

In accordance with the SFAS 128, earnings per share from continuing operations before extraordinary item is calculated as follows:

Income from continuing operations	$37,031
Less: Preferred stock dividend	(7,830)
Write-off of original issuance costs associated with preferred operating partnership units redeemed	(4,990)
Basic and diluted EPS – Income from continuing operations and applicable to common shareholders	$24,211
Number of shares:	
Basic – average shares outstanding	84,479
Effect of dilutive securities:	
Stock options	1,076
Restricted stock	55
Diluted shares – average shares outstanding	85,610
Per share data:	
Basic earnings per share data:	
Income applicable to common shareholders from continuing operations	$ 0.29
Diluted earnings per share data:	
Income applicable to common shareholders from continuing operations	$ 0.28

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For The Year Ended December 31, 2002

The unaudited pro forma condensed consolidated statement of operations is presented as if the following transactions had occurred on January 1, 2002: (i) the acquisition by DDR of 14 shopping centers or interests therein purchased from January 1, 2002, through March 17, 2003 (the "Acquired Properties"); (ii) the issuance of 2,511,931 common shares of the Company in conjunction with the acquisition of two shopping centers from Burnham Pacific Properties, Inc. ("Burnham") in February 2002; (iii) the sale of 1,747,378 common shares in February 2002; (iv) the sale of 6,000,000 Class F Depositary Shares in March 2002 and the subsequent redemption of the 4,215,000 Class A and 1,775,000 Class B Depositary Shares in April 2002; and (v) the merger with JDN.

The following unaudited pro forma information is based upon the historical consolidated results of operations of DDR for the year ended December 31, 2002, giving effect to the transactions described above. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of DDR and JDN included in DDR's Annual Report on Form 10-K for the year ended December 31, 2002 and JDN's historical financial statements included in the Company's Current Report on Form 8-K dated January 2, 2003 and filed on March 19, 2003.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of what the actual results of operations of DDR would have been assuming the transactions had been completed as set forth above, nor do they purport to represent DDR's results of operations for future periods. DDR accounted for the merger utilizing the purchase method of accounting. The pro forma adjustments relating to the merger are based on DDR's preliminary purchase price allocation and certain estimates. DDR engaged an appraiser in the first quarter of 2003 and does not expect the allocation to be completed until the second quarter of 2003. Therefore, the amounts included in the pro forma adjustments are preliminary and could change. There can be no assurance that the final adjustments will not be materially different from those included herein.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For Year Ended December 31, 2002

(In thousands, except share and per share data)
(Unaudited)

	DDR Historical	Acquired Properties and Share Offerings	Historical JDN(g)	JDN Pro Forma Adjustment (Unaudited)	Company Pro Forma (Unaudited)
Revenues from rental properties	$329,907	$23,872(a)	$100,187		$453,966
Management fees and other income	27,336	(464)(a)	3,559		30,431
	357,243	23,408	103,746		484,397
Operating and maintenance	43,695	3,154(a)	10,021		56,870
Real estate taxes	43,347	3,023(a)	10,339		56,709
Depreciation and amortization	77,698	4,535(a)	20,837	477(h)	103,547
General and administrative	29,392	75(b)	11,328	—(i)	40,795
Interest	76,831	4,866(a)	33,450	(7,594)(j)	107,871
		(162)(e)			
		480(d)			
Impairment charge			1,440		1,440
Settlement expense and other			4,293		4,293
	270,963	15,971	91,708	(7,117)	371,525
Income before equity in net income of joint ventures, gain on disposition of real estate and real estate investments, minority interests and discontinued operations	86,280	7,437	12,038	7,117	112,872
Equity in net income of joint ventures	32,769	(947)(c)	789		33,960
		1,349(d)			
Gain on disposition of real estate and real estate investments	3,429		4,616		8,045
Minority interests	(21,570)	(10)(a)	(156)		(21,736)
Income from continuing operations	100,908	7,829	17,287	7,117	133,141
Preferred dividends	(27,058)	1,096(f)	(4,688)	4,688(k)	(30,650)
				(4,688)(k)	
Income applicable to common shareholders from continuing operations	$ 73,850	$ 8,925	$ 12,599	$ 7,117	$102,491
Per share data:					
Basic earnings per share data:					
Income applicable to common shareholders from continuing operations	$ 1.15				$ 1.24(l)
Diluted earnings per share data:					
Income applicable to common shareholders from continuing operations	$ 1.14				$ 1.23(l)
Weighted average number of common shares (in thousands):					
Basic	63,807				82,495
Diluted	64,837				83,525

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002 (continued)

(In thousands, except share and per share data)
(Unaudited)

(a)   The following reflects revenues and expenses for the year ended December 31, 2002 of the properties acquired during 2002 and through March 17, 2003 through the earlier of the date of acquisition or December 31, as appropriate:

Shopping Center	Effective Date of Acquisition	Revenues	Management Fees & Other (3)	Real Estate Taxes	Operating & Maintenance	Depreciation (1)	Interest (1)	Minority Interest
Independence Commons; Independence, MO	2/11/02	$ 688	$ (39)	$ 85	$ 117	$ 119	$ 136	$—
Hilltop Plaza; Richmond, CA (2)	2/28/02	798	(46)	135	88	127	4	—
Van Ness Plaza; San Francisco, CA (2)	2/28/02	968	(35)	55	313	137	71	—
Belden Park Crossings; Canton, OH	6/11/02	1,393	(62)	110	81	272	328	—
Connecticut Commons; Plainville, CT	7/01/02	3,838	(200)	546	515	755	794	2(4)
Bandera Point; San Antonio, TX	7/26/02	2,923	(82)	269	454	604	932	2(4)
Fossil Creek, Fort Worth, TX	8/31/02	889	—	144	98	154	175	1(5)
Lakepointe Crossing; Dallas, TX	8/31/02	2,674	—	486	419	447	508	2(5)
Harbison Court; Columbia, SC	8/31/02	1,734	—	235	218	326	372	1(5)
Riverchase Promenade; Birmingham, AL	8/31/02	1,077	—	86	178	189	215	1(5)
Eastgate Plaza; Wichita, KS	8/31/02	1,656	—	266	189	267	305	1(5)
Crossroads Center; Gulfport, Mississippi	1/31/03	5,234	—	606	484	1,138	1,026	—
		$23,872	$(464)	$3,023	$3,154	$4,535	$4,866	$10

(1)   Determined depreciation utilizing a 31.5 year life for building based on the preliminary purchase price allocation. Interest was calculated at the Company's estimated interest rate under its lines of credit (2.8% to 2.9%) and/or the following variable interest rates associated with the two mortgage notes incurred and one mortgage note assumed:

Property	Interest Rate	Principal
Independence, MO	Libor + 140 basis points	$27,500
Canton, OH	Libor + 100 basis points	$ 9,700
San Antonio, TX	Libor + 150 basis points	$27,700

(2)   The acquisition of these properties was financed through the issuance of 2,511,931 common shares of the Company.

(3)   Represents management and other fees earned by the Company for those properties that were managed by the Company prior to their acquisition. These costs are not included in operating and maintenance expenses.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002 (Continued)

(In thousands, except share and per share data)
(Unaudited)

(4)   Represents the effective 1.2% minority interest expense associated with the two shopping center properties located in Plainville, CT and San Antonio, TX.

(5)   Represents the 0.21% minority interest expense associated with the acquisition of the five properties located in Forth Worth, TX; Dallas, TX; Columbia, SC; Birmingham, AL and Wichita, KS.

(b)   The general and administrative expenses of the Company have been adjusted by $75 to reflect the estimated increased expenses expected to be incurred associated with additional operating personnel and related costs attributable to the increase in the Company's portfolio of properties resulting from acquisitions and development activities.

(c)   Reflects the elimination of the equity in net income from joint ventures prior to the date of acquisition due to the purchase of the properties by the Company as follows:

Independence Commons; Independence, MO	$ (13)
Belden Park Crossings; Canton, OH	(380)
Connecticut Commons; Plainville, CT	(373)
Bandera Point; San Antonio, TX	(181)
	$(947)

(d)   Reflects revenues and expenses for Paradise Village Gateway, Phoenix, AZ, acquired through a 67% noncontrolling joint venture interest, for the year ended December 31, 2002 as follows:

Revenues	$5,268
Operating and maintenance	474
Real estate taxes	610
Depreciation (1)	770
Interest (1)	1,401
	3,255
	2,013
Ownership interest	67%
Equity in net income of joint venture	$1,349

(1)   Determined depreciation utilizing a 40 year life for building based on the preliminary purchase price allocation and calculated interest at the effective interest rate (7.78%) associated with the mortgage debt assumed of $18.0 million. The depreciation expense adjustment considers the amortization of the basis difference between the Company's investment and the historical cost of the property.

The Company's purchase price was funded through cash obtained from the Company's line of credit. As a result, an interest expense adjustment of $480 is reflected associated with the Company's assumed $17.0 million investment in the joint venture calculated at the weighted average interest rate of 2.8%.

It is possible that the Company will be required to consolidate this entity or make additional disclosures related to its involvement with the entity in accordance with FASB Interpretation No. 46.

No revenue and expenses have been included in the pro forma statement of operations for the shopping center located in Pasadena, CA acquired in January 2003 since the center was either under redevelopment or in the lease-up phase during 2002. In addition, the Company did not assume any interest expense incurred relating to the funding of the purchase price as such amount would either be capitalized as a cost of the investment or would not be considered meaningful as the partial operations of the property are excluded from this presentation.

(In thousands, except share and per share data)
(Unaudited)

(e)   Reflects the reduction of interest costs relating to variable rate indebtedness effectively repaid with the proceeds from the sale of 1,747,378 common shares completed in February 2002.

(f)   Reflects the adjustments to dividends associated with the issuance of 6,000,000, 8.60% Class F Depositary Shares and the redemption of 4,215,000, 9.5% Class A Depositary Shares and 1,775,000, 9.44% Class B Depositary Shares.

(g)   Historical results of JDN included in the Company's Current Report on Form 8-K dated January 2, 2003 and filed on March 19, 2003.

(h)   To reflect depreciation expense utilizing a 31.5 year life for building. Depreciation expense is calculated based on a preliminary purchase price allocation. The adjustment is calculated as follows:

Fair market value of real estate assets	$1,076,410
Less: Non-depreciable real estate assets	(405,005)
Depreciable buildings and improvements	$ 671,405
Depreciation expense based on a 31.5 year life	$ 21,314
Less: Depreciation expense recorded by JDN	(20,837)
Depreciation expense adjustment	$ 477

The allocation of the fair market value of real estate assets between buildings and improvements and non-depreciable real estate, principally land, is preliminary and based upon certain estimates.

(i)   DDR's management has estimated there will be a reduction of general and administrative expenses as a result of the merger of approximately $7.0 million on a pro forma basis. The general and administrative expense savings have not been included in the unaudited pro forma condensed consolidated statement of operations. There can be no assurance that DDR will be successful in realizing anticipated cost savings.

(j)   To reflect the decrease in interest expense as follows:

Elimination of JDN's amortization of mortgage procurement costs (see Note (i) to pro forma balance sheet)	$(3,670)
Estimated interest savings due to DDR's lower borrowing costs	(2,762)
Amortization of excess fair value over historical cost of debt assumed	(3,193)
Adjustment to capitalized interest based on weighted-average interest rates	2,031
	$(7,594)

Assumes utilization of DDR's revolving credit or bridge facilities which bear interest at LIBOR plus 100 basis points compared to JDN's secured revolving credit facility which bears interest at LIBOR plus 212.5 basis points creating an interest savings of approximately $2.7 million, based on JDN's estimated average outstanding borrowings of approximately $221 million. The additional interest assumed to be capitalized was calculated using a weighted-average interest rate of 5.65%. DDR refinanced amounts outstanding under JDN's secured revolving credit facility at the time of the merger.

Since the interest rate on the revolving credit facility is based on a spread over LIBOR, the rates will periodically change. If the interest rate on the credit facilities increases or decreases by 12.5 basis points, the following adjustment would be made to interest expense.

Adjustment to twelve month interest expense if rate increases 12.5 basis points	$ 303
Adjustment to twelve month interest expense if rate decreases 12.5 basis points	$(303)

(k)   Reflects (i) the elimination of the dividend on the 2,000,000 JDN 9 3/8% Series A Cumulative Redeemable Preferred Shares which were exchanged for 2,000,000 DDR 9 3/8% Cumulative Redeemable Voting Preferred Shares and (ii) the corresponding dividends assumed to be paid on the 2,000,000 DDR 9 3/8% Cumulative Redeemable Voting Preferred Shares.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002 (Continued)

(In thousands, except share and per share data)
(Unaudited)

(l)   Pro forma income per common share is based upon the weighted-average number of DDR common shares assumed to be outstanding during 2002 and includes all shares issued in conjunction with the common share offering in 2002, the issuance of the DDR common shares in connection with the purchase of the two shopping centers from Burnham and the merger. DDR issued 18.0 million common shares in conjunction with the merger.

In accordance with the SFAS 128, earnings per share from continuing operations before extraordinary item is calculated as follows:

Income from continuing operations	$133,141
Less: Preferred stock dividends	(30,650)
Basic and diluted EPS – Income from continuing operations and applicable to common shareholders	$102,491
Number of shares:	
Basic – average shares outstanding	82,495
Effect of dilutive securities:	
Stock options	954
Restricted stock	76
Diluted average shares outstanding	83,525
Per share data:	
Basic earnings per share data:	
Income applicable to common shareholders from continuing operations	$ 1.24
Diluted earnings per share data:	
Income applicable to common shareholders from continuing operations	$ 1.23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**DEVELOPERS DIVERSIFIED REALTY
CORPORATION**

Date June 23, 2003   /s/ William H. Schafer

William H. Schafer
Senior Vice President and Chief Financial Officer

F-12